

April 27, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (763) 226-2725

Revis L. Stephenson III
Chairman and Chief Executive Officer
Advanced BioEnergy, LLC
10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305

> **Re:** **Advanced BioEnergy, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 5, 2007**
> **File No. 333-139990**

Dear Mr. Stephenson:

We have reviewed your filings and have the following comments. We have confined the scope of our review to the items commented upon below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated audited financial statements of Heartland Grain Fuels as of the date of the first step of the acquisition, as discussed with respect to your Form SB-2 registration statement, SEC File No. 333-137299.

Proposal 1, The HP Transaction, page 35

2. We note your response to comment 5 of our letter dated February 15, 2007. Please revise the chart on page 36 to rename the second vertical column to indicate that it reflects the number of ABE units issued as consideration. Please also add a column reflecting the percentage interest in HGF and Dakota Fuels that ABE acquired (or is acquiring) in each step of the transaction.

Federal Income Tax Consequences of Owning ABE Units, page 84

3. We note your response to comment 7 of our letter dated February 15, 2007. Please delete the statement in the third paragraph that the opinion of Faegre & Benson is attached as Exhibit 8.1. Please similarly revise your language on page 85 to clarify that rather than being "based on" Faegre & Benson's opinion, such disclosure constitutes Faegre & Benson's opinion. Note that the tax discussion in the prospectus is counsel's tax opinion with respect to this registration statement and that the Exhibit 8 opinion merely provides confirmation that the disclosure appearing under this heading is counsel's opinion.

    Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: David M. Vander Haar (*via facsimile* 612/766-1600)
        Peter J. Ekberg
        Jonathan R. Zimmerman
        Faegre & Benson LLP
        2200 Wells Fargo Center
        Minneapolis, Minnesota 55402-3901